





09057756

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
hours per response	12.00

SEC FILE NUMBER
8-50325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1, 2008   AND ENDING   December 31, 2008
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RP&C International (Securities), Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO

630 Fifth Avenue, 20th Floor, Attention Redwall Partners
(No. and Street)

New York	NY	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT .

Paul F. Ebert   212-809-7171
                                                                (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hall, Kistler & Company LLP
(Name - if individual, state last, first, middle name

220 Market Avenue, S., Suite 700, Canton, Ohio 44702

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

SEC Mail Processing
Section

FEB 2 4 2009

Washington, DC
111



OATH OR AFFIRMATION

I, Richard Joseph Borg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RP&C International (Securities), Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
Notary Public   Signature

_____
Title Secretory

This report **contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX   330.453.9366

INDEPENDENT AUDITOR'S REPORT

Board of Directors
RP&C International (Securities), Inc.
New York, New York

We have audited the accompanying statement of financial condition of RP&C International (Securities), Inc. as of December 31, 2008, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RP&C International (Securities), Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hall, Kistler & Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 6, 2009

BKR
INTERNATIONAL



www.hallkistler.com

STATEMENT OF FINANCIAL CONDITION

RP&C INTERNATIONAL (SECURITIES), INC.

December 31, 2008

ASSETS

Cash	$	247,640
Accounts receivable:		
Related party - RP&C International, Inc.		407,054
Trade		61,855
Prepaid assets		3,025
Membership - FINRA		6,000
	$	725,574

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accrued expenses	$	64,450
		64,450

SHAREHOLDER'S EQUITY

Capital stock:		
Common, $1 par value:		
1,000 shares authorized, 1 share issued and outstanding		1
Additional paid-in capital		184,999
Retained earnings		476,124
		661,124
	$	725,574

See independent auditor's report and notes to financial statements.

STATEMENT OF INCOME

RP&C INTERNATIONAL (SECURITIES), INC.

For the year ending December 31, 2008

REVENUES		
Investment advisory fees	$	525,000
Miscellaneous income		24,000
Interest		2,438
		551,438
EXPENSES		
Commissions		475,500
FINOP fees		29,000
Accounting and auditing		8,776
FINRA membership costs		3,527
Travel		17,901
Miscellaneous		4,329
		539,033
INCOME BEFORE INCOME TAX		12,405
Income tax - current		4,218
NET INCOME	$	8,187

See independent auditor's report and notes to financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

RP&C INTERNATIONAL (SECURITIES), INC.

For the year ending December 31, 2008

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL SHAREHOLDER'S EQUITY
Balance at January 1, 2008	$ 1	$ 184,999	$ 467,937	$ 652,937
Net income	-	-	8,187	8,187
Balance at December 31, 2008	$ 1	$ 184,999	$ 476,124	$ 661,124

See independent auditor's report and notes to financial statements.

STATEMENT OF CASH FLOWS

RP&C INTERNATIONAL (SECURITIES), INC.

For the year ending December 31, 2008

Cash flows from operating activities:		
Net income	$	8,187
Changes in assets and liabilities:		
Decrease in accounts receivable		88,950
(Increase) in prepaid assets		(752)
Increase in accrued expenses		1,100
Net cash provided by operating activities		97,485
Net increase in cash		97,485
Cash at beginning of year		150,155
Cash at end of year	$	247,640

See independent auditor's report and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

RP&C INTERNATIONAL (SECURITIES), INC.

December 31, 2008

___

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

RP&C International (Securities), Inc. (the "Company") is a registered broker/dealer in New York and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of RP&C International, Inc. ("RP&C, Inc."). The Company receives income related to private placements of securities to U.S. investors. It also provides investment banking and advisory services.

NOTE B - ACCOUNTING POLICIES

The Company uses the accrual method of accounting.

The Company considers all highly liquid investments with maturities of three months or less at the date of acquisition to be cash equivalents.

Membership in the FINRA is carried at cost. Management assesses impairment from time to time, and no write-down was necessary as of December 31, 2008.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

The Company and RP&C, Inc. file a consolidated Federal income tax return. Federal income tax expense is calculated utilizing the current enacted tax rate of RP&C, Inc. The Company records its share of the consolidated Federal tax expense and that amount is remitted to RP&C, Inc.

No allowance for doubtful accounts was deemed necessary for accounts receivable from trade or the related party.

NOTE C - TRANSACTIONS WITH RELATED PARTY

During 2008, the Company paid net expenses of RP&C, Inc. totaling $49,586. Amounts receivable from RP&C, Inc. as of December 31, 2008 are $407,054.

NOTE D - CONCENTRATION OF CUSTOMERS

For the year ended December 31, 2008, the Company had commission income from two major customers. Of the total revenues, Customer A comprised 57% and Customer B comprised 43%.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of $5,000 minimum net capital as a broker who does not carry customers' accounts. The SEC requires that the ratio of the aggregate indebtedness to the net capital shall not exceed 15 to 1. As of December 31, 2008, the Company had net capital, as defined, of $183,190 which was $178,190 in excess of its required net capital of $5,000 and aggregate indebtedness of $64,450; the net capital ratio to aggregate indebtedness, as defined, was .35 to 1.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

RP&C INTERNATIONAL (SECURITIES), INC.

December 31, 2008

NET CAPITAL
Total shareholder's equity qualified for net capital	$	661,124

Deduct nonallowable assets:
Accounts receivable:
RP&C International, Inc.		(407,054)
Noncustomers		(61,855)
Prepaid assets		(3,025)
Organization costs – net of $13,420 accumulated amortization		(6,000)
NET CAPITAL	$	183,190

TOTAL AGGREGATE INDEBTEDNESS	$	64,450

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
Minimum net capital required	$	5,000
Excess net capital	$	178,190
Excess net capital at 1,000%	$	176,745
Ratio: Aggregate indebtedness to net capital		.35 to 1

There were no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17-A-5 as of December 31, 2008.

See independent auditor's report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3

RP&C INTERNATIONAL (SECURITIES), INC.

December 31, 2008

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

See independent auditor's report.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3

RP&C INTERNATIONAL (SECURITIES), INC.

December 31, 2008

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule), and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

See independent auditor's report.



HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

Board of Directors
RP&C International (Securities), Inc.
C/O Redwall Partners
630 Fifth Avenue, 20th Floor
New York, New York 10111

In planning and performing our audit of the financial statements of RP&C International (Securities), Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BKR
INTERNATIONAL

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hall, Kistler & Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 6, 2009

